Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Hansberger International Series voted for the following proposal:

1.	Election of Trustees for Hansberger International Series:

Nominee	Voted “FOR”*	Withheld*	Total Votes
Charles D. Baker	13,521,060.87	14,692.00	13,535,752.867
Edmond J. English	13,521,060.87	14,692.00	13,535,752.867
David L. Giunta	13,520,940.87	14,812.00	13,535,752.867
Martin T. Meehan	13,521,060.87	14,692.00	13,535,752.867

In addition to the Trustees named above, the following also serve as Trustees of the Trust: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.